EXHIBIT 8.1
LIST OF SIGNIFICANT SUBSIDIARIES OF THE COMPANY
1.	Qiao Xing Mobile Communication Co. Ltd. (BVI)

2.	CEC Telecom Co., Ltd. (PRC)

3.	Qiao Xing Communication Holdings, Ltd. (BVI)

4.	Hui Zhou Qiao Xing Property Limited (PRC)

5.	Hui Zhou Qiao Xing Communication Industry Limited (PRC)

6.	China Luxuriance Jade Company, Ltd. (BVI)